EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
(in thousands)	2015	2014	2013	2012	2011
Earnings:
Net income attributable to the Company	$438,672	386,063	269,865	208,050	164,384
Provision for income taxes	132,805	97,588	92,092	69,244	56,387
Equity earnings from real estate ventures	(56,368)	(41,142)	(26,212)	(21,885)	(6,385)
Operating distributions from real estate ventures	51,215	19,521	13,672	10,641	593
Fixed charges	78,501	77,955	80,608	81,569	75,237
Total Earnings	$644,825	539,985	430,025	347,619	290,216
Fixed Charges:
Interest expense	$27,356	27,338	32,441	33,349	33,756
Amortization of debt issuance costs	4,111	3,626	4,437	4,375	—
Applicable portion of rent expense (1)	47,034	46,991	43,730	43,845	41,481
Total Fixed Charges	$78,501	77,955	80,608	81,569	75,237
Ratio of Earnings to Fixed Charges	8.21	6.93	5.33	4.26	3.86
(1) Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.